SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For September 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

**45 Empire Road
Parktown
Johannesburg, South Africa, 2193**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

Attached to the Registrant Form 6-K filing for the month of September 2004, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release, dated September 10, 2004, entitled "Blyvooruitzicht Retrenchments"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)

Date: September 13, 2004

By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

DURBAN ROODEPOORT DEEP, LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

BLYVOORUITZICHT RETRENCHMENTS TO COST R30 MILLION

Contrary to a report in today's Business Day, retrenchments of up to 2 000 employees at DRD's Blyvooruitzicht ("Blyvoor") mine near Carletonville, South Africa are expected to cost approximately R30 million.

The newspaper reported that "packages are expected to cost the mine about R100 million". The company was not asked to comment on the expected retrenchment costs.

Agreements were concluded this week between DRD and employee organisations (NUM, UASA, Solidarity and SAEWA), intended to restore Blyvoor to profitability.

The key elements of the agreement, reached during CCMA-facilitated consultation initiated on 28 June 2004 in terms of a Labour Relations Act Section 189 notice, are:

* up to 2 000 of the mine's 4 400 employees to be retrenched by 20 September 2004; and

* no shaft closures.

The intention is to:

* reduce overheads immediately and return the mine to breakeven and then to, at most, R80 000/kg; and

* preserve the mine's existing infrastructure, in order to have a sound platform for further remedial action over the next six months and for a strategy to take the mine into the future.

In terms of the agreement:

* employee organisations have given a six-month undertaking not to disrupt the normal operations of the company in any way; and

* the current Section 189 process will be preserved for six months (so that, should consultation on further actions be required, it will not be necessary to issue a further Section 189 notice).

In terms of Blyvoor's Social Plan, all employees affected by retrenchment will be offered trauma counselling and skills re-training. Retrenched foreign nationals will undergo counselling and re-training during their notice period, before they return to their countries of origin.

DRD has announced the appointment of Mark Munroe as the new General Manager of Blyvoor. Munroe (35) was previously Production Manager at DRD's North West Operations.

Johannesburg
10 September 2004